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EMAIL:  SWOLOSKY@OLSHANLAW.COM
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November 18, 2015

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Maryse Mills-Apenteng
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
Mail Stop 34561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Edgewater Technology, Inc.
Preliminary Revised Consent Statement on Schedule 14A (the “Consent Statement”)
Filed November 6, 2015 by Lone Star Value Investors, LP et al.
File No. 000-20971

Dear Ms. Mills-Apenteng:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated November 13, 2015 (the “Staff Letter”), and the oral comment of the Staff received on November 18, 2015 ( the “Staff Comment”), each with regard to the above-referenced matter.  We have reviewed the Staff Letter and Staff Comment with our clients, Lone Star Value Management, LLC and AMERI Holdings, Inc. (together with the other participants in the solicitation, the “Shareholder Group”), and we provide the following responses on the Shareholder Group’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below and the Staff Comment is summarized below in italics.  Terms that are not otherwise defined have the meanings ascribed to them in the Consent Statement.

General

1.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis. Please qualify these assertions as your opinion or belief and provide supplemental support for these assertions with your response:

•	Stockholder Letter:

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

November 18, 2015

o	“The Board and Edgewater’s management team ... delivered a cursory rejection to Ameri100 less than a week later without any evidence of serious consideration.”

The Shareholder Group acknowledges the Staff’s comment and has further qualified the statement. Please see the Cover Letter of the Consent Statement.

On a supplemental basis, the Shareholder Group offers the Staff the following support for its opinion that “The Board and Edgewater’s management team ... delivered a cursory rejection to Ameri100 less than a week later without providing any evidence of serious consideration.” Ameri100 submitted its written proposal to the Company at approximately 3pm Eastern on June 18, 2015. Just a few days later, on June 24, 2015, Ameri100 received the Board’s unanimous rejection of the offer. The Shareholder Group does not believe that in just three business days the Board could adequately review the offer and determine that it would not be in the best interests of the Company’s shareholders. It does not seem feasible to the Shareholder Group that the Board could diligently review the offer (to the point where the Board had no questions, inquiries or discussions with Ameri100) and convene for a unanimous vote against the offer in such a short time-span. The Shareholder Group further believes that the Company’s refusal to meet with Ameri100 or discuss the potential business combination or Ameri100’s business whatsoever justifies its belief that Edgewater did not provide any evidence of serious consideration of Ameri100’s proposal.

•	Page 10:

o	“The Board rejected Ameri100’s proposal with no evidence of serious consideration ....”

The Shareholder Group acknowledges the Staff’s comment and has further qualified the statement. Please see page 10 of the Consent Statement.

On a supplemental basis, the Shareholder Group refers the Staff to its response to the immediately preceding comment.

o	“…especially given Edgewater’s underperformance.”

The Shareholder Group acknowledges the Staff’s comment and has further qualified the statement. Please see page 10 of the Consent Statement.

On a supplemental basis, the Shareholder Group refers the Staff to the financial data with respect to Edgewater under the subsection entitled “We believe Edgewater’s US-Only Business Model is Outdated.” Please see pages 10 and 11 of the Consent Statement. Specifically, as explained in the Consent Statement, during CEO Singleton’s tenure as Chairman, the India-based IT services companies experienced stock price appreciation of over 650% vs. only 54% for Edgewater, a whopping performance gap of approximately 600%1. In addition, during the period of the complete incumbent Board’s service2, the Company’s stock has underperformed the India-based IT services companies by approximately 565%3. Please see the chart below for additional support.

1 Calculated using Bloomberg’s Custom Total Return Holding Period from July 21, 2005 to September 30, 2015. India-based IT service peer group stock appreciation calculated using the average of the stock prices of the entire peer group.
2 December 1, 2005 to September 30, 2015.
3 Calculated using Bloomberg’s Custom Total Return Holding Period from December 1, 2005 to September 30, 2015. India-based IT service peer group stock appreciation calculated using the average of the stock prices of the entire peer group.

November 18, 2015

(1)	Total Shareholder Return includes dividends reinvested; Source: Bloomberg, all price performance as of 9/30/2015
(2)	IGTE returns based on price prior to acquisition on 7/2/2015

In addition, Edgewater has underperformed the Russell 2000 Index by approximately 35% over the past decade4. Furthermore, as demonstrated by the charts below, Edgewater has consistently trailed the peer average of its selected proxy group and its ISS peer group in terms of revenue growth.

4 September 30, 2005 to September 30, 2015.

November 18, 2015

(1)	Sourced from Bloomberg as of 9/30/2015

(1)	Sourced from Bloomberg as of 9/30/2015

November 18, 2015

2.
We note that one of the reasons for this consent solicitation is in contemplation of a potential business combination between Ameri100 and Edgewater. Please tell us what consideration you have given to providing shareholders a brief background of Ameri100, including a description of its operating history, its relationship(s) with the Shareholder Group, the market on which it is traded and recent share prices.

The Shareholder Group acknowledges the Staff’s comment and respectfully notes its belief, for the reasons explained below, that it may be premature and confusing to shareholders to provide such a background of Ameri100 at this time.

The focus of the Shareholder Group’s consent solicitation is to remove five of the Company’s incumbent directors and replace them with directors who the Shareholder Group believes are fully committed to ensuring that the best interests of stockholders are properly prioritized. As explained in the Consent Statement, the Shareholder Group believes that there is significant value to be realized by Edgewater stockholders if the Company open-mindedly considered all available options to maximize stockholder value, including a sale of the Company to the highest bidder; however, the Shareholder Group is concerned that the incumbent Board may lack the proper commitment to stockholder interests and value to open-mindedly explore all options to maximize value.

The Shareholder Group does not want to create the misperception that a vote in favor of the Proposals is a vote for a business combination between Ameri100 and Edgewater; instead, a vote in favor of the Proposals is a vote for new leadership on the Board who will fully and open-mindedly explore all options to maximize stockholder value. The Shareholder Group is concerned that including additional information with respect to Ameri100 may cause stockholders to believe that the Nominees, if elected, will give preferential treatment to Ameri100 and will not undertake a full, fair and complete strategic review process to maximize value for Edgewater stockholders.

In addition, as a public company, AMERI routinely makes filings with the Commission and also has a website. As such, investors and other interested persons may freely access information with respect to AMERI.

Reasons for the Solicitation of Consents, page 10

3.
We note your response to prior comment 4. Please expand your disclosure to discuss the “meaningful strategic benefits, synergies and significant value to the Company’s stockholders” that a merger with Ameri Holdings, Inc. would provide.

The Shareholder Group acknowledges the Staff’s comment and has revised the Consent Statement accordingly. Please see page 10 of the Consent Statement.

We believe Edgewater’s US-Only Business Model is Outdated, page 10

4.
Please tell us what consideration you have given to comparing Edgewater’s performance to the peer group identified in its annual report on Form 10-K, which is used to compare the cumulative stockholder return and total return analysis, rather than the peer group used in the company’s proxy statement, which is used to benchmark compensation.

The Shareholder Group acknowledges the Staff’s comment and offers the Staff the following explanation as to why the Shareholder Group has elected to use the Company’s peer group as reported in the Company’s proxy statement as opposed to the peer group identified in its annual report on Form 10-K. The Company’s peer group as reported in its Form 10-K only consists of six (6) companies, whereas its peer group as reported in its proxy statement consists of eighteen (18) companies, including three (3) of the six (6) companies that were included in its Form 10-K peer group. The Shareholder Group believes that using the larger data set for comparative purposes is appropriate because the Shareholder Group finds a larger sample size to be more representative of the IT services industry in which the Company operates.

November 18, 2015

5.
We note your response to prior comment 5. Please disclose the specific criteria you used to select the India-based peer companies and tell us why you believe the companies listed in the KeyBanc Capital Markets’ report constitute an appropriate comparative group. In this regard, we note that the India-based companies you have selected appear to be significantly larger with greater market capitalizations than Edgewater.

The Shareholder Group acknowledges the Staff’s comment and selected the India-based peer companies included in the KeyBanc Capital Markets’ report because such companies represent a peer group selected by a truly independent and reputable source. The KeyBanc Capital Markets’ report represents the only independent source readily available to the Shareholder Group. The Shareholder Group believes that it is appropriate to use an objective, third-party source when selecting peers for comparative purposes when possible as opposed to subjectively picking and choosing peers in a manner that may be used to strengthen or weaken a particular argument.

Furthermore, on a supplemental basis, as demonstrated by the charts below, even if the Shareholder Group were to just use the six India-based peer companies from the KeyBanc Capital Markets’ report that are closest in market capitalization to Edgewater, the data would still support the Shareholder Group’s argument. As such, the Shareholder Group believes it is more appropriate to use the entire peer group as provided in the KeyBanc Capital Markets’ report, which was selected by a truly independent party.

	Revenue Growth
	2009	2010	2011	2012	2013	2014
US-based IT services	-5.3%	11.6%	9.7%	4.9%	1.2%	-2.6%
India-based IT services	-6.9%	29.2%	29.1%	13.1%	7.8%	10.8%
Growth Difference	-1.6%	17.6%	19.4%	8.2%	6.6%	13.3%
Please see Appendix A for calculative support.

	Operating Profit Margin
	2009	2010	2011	2012	2013	2014	5-Yr Avg
US-based IT services	1.1%	1.3%	2.5%	3.6%	0.1%	-2.0%	-0.7%
India-based IT services	16.7%	12.2%	13.6%	15.7%	15.7%	14.7%	14.0%
Margin Difference	15.6%	10.9%	11.1%	12.0%	15.6%	16.6%	14.7%
 Please see Appendix A for calculative support.

6.	Please tell us what consideration you have given to including operating profit margin data for 2009.

The Shareholder Group acknowledges the Staff’s comment and has revised the Consent Statement to include operating profit margin data for 2009. Please see page 11 of the Consent Statement. As the updated chart demonstrates (reproduced below), the 2009 data is actually favorable to the Shareholder Group’s argument.

	Operating Profit Margin(3)
	2009	2010	2011	2012	2013	2014	5-Yr Avg
US-based IT services(1)	1.1%	1.3%	2.5%	3.6%	0.1%	-2.0%	-0.7%
India-based IT services(2)	18.9%	17.3%	15.8%	18.4%	19.7%	17.1%	17.4%
Margin Difference	17.8%	16.0%	13.3%	14.8%	19.6%	19.1%	18.1%
(1)
US-based peer group based on EDGW’s 2015 proxy statement: Cartesian Inc (CRTN US), CSP Inc (CSPI US), GSE Systems Inc (GVP US), Guidance Software Inc (GUID US), Information Services Group (III US), Innodata Inc (INOD US), Limelight Networks Inc (LLNW US), Mastech Holdings Inc (MHH US), Mattersight Corp (MATR US), Netsol Technologies Inc (NTWK US), NCI Inc-A (NCIT US), Perficient Inc (PRFT US), QAD Inc-A (QADA US), RCM Technologies Inc (RCMT US), Smith Micro Software Inc (SMSI US), Synacor Inc (SYNC US), Hackett Group Inc (HCKT US), Widepoint Corp (WYY US).

(2)
India-based peer group: Tata Consultancy Services Limited (TCS IN), Cognizant Technology Solutions (CTSH US), Infosys (INFO IN), Wipro (WPRO IN), HCL Technologies Ltd (HCLT IN), Tech Mahindra Ltd (TECHM IN), IGATE Corp (IGTE US), Syntel, Inc. (SYNT US), Mindtree Ltd (MTCL IN), Hexaware Technologies Limited (HEXW IN), Persistent Systems Limited (PSYS IN), KPIT Technologies Ltd (KPIT IN), Zensar Technologies Limited (ZENT IN), NIIT Technologies Ltd. (NITEC IN).

(3)	Operating Income and Revenue sourced from Bloomberg: annual operating margin calculation = (Operating IncomeYear1/RevenueYear1).

7.
We refer to footnote 3 on page 11, which describes Ms. Singleton’s tenure as Edgewater’s chief executive officer from July 21, 2005 through September 30, 2015. Edgewater’s proxy statement filed with the Commission on April 22, 2015 indicates that Ms. Singleton served as president and chief executive officer from January 2002 to the present and as the board chairman from July 21, 2005 to the present. Please revise your disclosure accordingly.

The Shareholder Group acknowledges the Staff’s comment and has revised the Consent Statement accordingly. Please see page 11 of the Consent Statement.

November 18, 2015

We believe Edgewater’s Board and Management Team are Overcompensated, page 12

8.
We note your assertion that Edgewater’s stock price declined in 2014. According to its annual report on Form 10-K filed with the Commission on March 2, 2015, it appears that Edgewater’s stock price appreciated in fiscal year 2014. Please advise or revise.

The Shareholder Group acknowledges the Staff’s comment and has revised the Consent Statement accordingly. Please see page 12 of the Consent Statement. The Shareholder Group refers the Staff to the Company’s Annual Report on Form 10-K filed with the Commission on March 2, 2015 (the “2015 10-K”) in support of its revised disclosure that Edgewater’s net income declined by approximately 88% from 2013 to 2014. According to the 2015 10-K, Edgewater’s net income (in thousands) declined from $34,708 in 2013 to $4,064 in 2014.

Consent Card

9.	The Staff requested that the Shareholder Group revise the Consent Card to use “Against Consent” rather than “Withhold Consent.”

The Shareholder Group acknowledges the Staff’s comment and has revised the Consent Card accordingly.

10.	The Staff requested that the Shareholder Group revise the Consent Card to provide shareholders with a means to consent to the removal of some, but not all, of the incumbent directors in Proposal 2.

The Shareholder Group acknowledges the Staff’s comment and respectfully maintains that the Consent Card, as drafted, provides shareholders with a means to consent to the removal of some, but not all, of the incumbent directors in Proposal 2. The bolded and capitalized instruction under Proposal 2 provides, “INSTRUCTION: TO CONSENT, VOTE AGAINST CONSENTING OR ABSTAIN FROM CONSENTING TO THE REMOVAL OF ALL THE PERSONS NAMED IN PROPOSAL 2, CHECK THE APPROPRIATE BOX ABOVE.  IF YOU WISH TO CONSENT TO THE REMOVAL OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL 2, BUT NOT ALL OF THEM, CHECK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH REMOVED IN THE SPACE PROVIDED BELOW” and there is a corresponding line below such instruction.

The Shareholder Group respectfully maintains that the manner in which the information is presented is consistent with Section 240.14a-4(b)(2) of the Exchange Act.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

cc:	Jeffrey E. Eberwein, Lone Star Value Management, LLC
Giri Devanur, AMERI Holdings, Inc.
Aneliya S. Crawford, Olshan Frome Wolosky LLP

November 18, 2015

APPENDIX A

		Revenue Growth (1)
		2009	2010	2011	2012	2013	2014
MINDTREE LTD	MTCL	0.9%	21.1%	20.7%	8.2%	16.0%	15.5%
HEXAWARE TECHNOLOGIES LTD	HEXW	-19.5%	7.3%	35.2%	17.1%	7.1%	8.2%
PERSISTENT SYSTEMS LTD	PSYS	-3.7%	34.2%	23.0%	13.6%	16.1%	11.9%
KPIT TECHNOLOGIES LTD	KPIT	-11.1%	40.3%	45.0%	31.0%	8.4%	9.6%
ZENSAR TECHNOLOGIES LTD	ZENT	1.1%	24.2%	49.4%	4.2%	-1.4%	12.1%
NIIT TECHNOLOGIES LTD	NITEC	-10.1%	40.3%	22.0%	12.6%	2.7%	1.7%
India-Based IT Services	Average	-7.1%	27.9%	32.5%	14.4%	8.2%	9.8%
India-Based IT Services	Median	-6.9%	29.2%	29.1%	13.1%	7.8%	10.8%
EDGEWATER TECHNOLOGY INC	EDGW	-32.1%	76.8%	15.7%	-1.5%	2.7%	9.1%

(1)	Revenue sourced from Bloomberg: annual revenue growth calculation = (RevenueYear1/RevenueYear0-1)

		Operating Margin(1)
		2009	2010	2011	2012	2013	2014	5-Yr Average
MINDTREE LTD	MTCL	14.2%	7.1%	11.5%	17.2%	17.5%	16.9%	14.0%
HEXAWARE TECHNOLOGIES LTD	HEXW	16.5%	6.3%	16.3%	19.1%	20.8%	16.8%	15.9%
PERSISTENT SYSTEMS LTD	PSYS	18.9%	15.1%	17.3%	20.0%	19.8%	16.0%	17.6%
KPIT TECHNOLOGIES LTD	KPIT	21.8%	12.2%	11.5%	14.2%	13.5%	8.0%	11.9%
ZENSAR TECHNOLOGIES LTD	ZENT	15.1%	12.3%	12.1%	12.8%	14.0%	13.3%	12.9%
NIIT TECHNOLOGIES LTD	NITEC	17.0%	17.5%	15.2%	13.9%	13.1%	10.6%	14.0%
India-Based IT Services	Average	17.3%	11.7%	14.0%	16.2%	16.4%	13.6%	14.4%
India-Based IT Services	Median	16.7%	12.2%	13.6%	15.7%	15.7%	14.7%	14.0%
EDGW US EQUITY	EDGW	-10.0%	-2.5%	1.3%	1.9%	4.5%	6.6%	2.4%

(1)	Operating Income and Revenue sourced from Bloomberg: annual operating margin calculation = (Operating IncomeYear1/RevenueYear1)